MD&A BOD v.3

Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

 OPERATIONS AND FINANCIAL CONDITION

 FOR THE THREE MONTHS ENDED MARCH 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(All figures are in United States Dollars unless otherwise specified and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  This Management’s Discussion and Analysis of Operations and Financial Condition should be read in conjunction with the Company’s most recently issued annual consolidated financial statements for the year ended December 31, 2012 ("Consolidated Annual Financial Statements") and the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2013.)

Cautionary notes regarding forward-looking statements, including estimates of Measured, Indicated and Inferred Mineral Resources and regarding Mineral Reserves and Mineral Resources follow this Management’s Discussion and Analysis of Operations and Financial Condition.

1.    CORE BUSINESS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian-headquartered gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company has significant properties involved in gold and other precious metal production, development, exploration and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico.

The Company plans to continue to build on its current production base through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

Note 34(a) Related Parties to the most recently audited Consolidated Annual Financial Statements lists Yamana’s significant subsidiaries with 100% equity interest.  The Company does not have any material off-balance sheet arrangements, except as noted in Contractual Commitments, Note 24 to the Condensed Consolidated Interim Financial Statements.

Yamana is listed on the Toronto Stock Exchange (Symbol: YRI), the New York Stock Exchange (Symbol: AUY) and the London Stock Exchange (Symbol: YAU).

2.    HIGHLIGHTS

Financial

Three months ended March 31, 2013

•	Revenues of $534.9 million.

•	Net earnings of $102.1 million or $0.14 basic and diluted earnings per share.

•	Adjusted earnings* of $117.0 million or $0.16 adjusted basic and diluted earnings per share*.

•	Mine operating earnings of $208.0 million.

•	Cash flows from operations after changes in non-cash working capital of $173.8 million.

•	Cash flows generated from operations before changes in non-cash working capital* of $214.2 million.

 ________________________________________
* A non-GAAP measure - Refer to Section 13

Operational

Three months ended March 31, 2013

•	Production of 291,312 gold equivalent ounces ("GEO"), representing a 4% increase over the same quarter of 2012.

•	Commercial production of 287,203 GEO, representing a 6% increase over the same quarter of 2012.

•	Production from operating mines is summarized as follows:

	For the three months ended March 31,
(In GEO)	2013	2012
Chapada	23,358	26,367
El Peñón	120,684	110,675
Gualcamayo	30,177	39,263
Jacobina	17,366	30,493
Minera Florida	34,024	24,705
Fazenda Brasileiro	16,797	14,059
Mercedes (c)	36,575	23,953
Ernesto/Pau-a-Pique (d)	4,109	—
Alumbrera (12.5%)	8,222	9,317
Total	291,312	278,832

•	Production of 2.2 million silver ounces, which for presentation purposes only, is treated as GEO.

•	Copper production from Chapada of 27.4 million pounds.

•	By-product cash costs(b) of $383 per GEO.

•	Co-product cash costs(b) of $587 per GEO and of $1.90 per pound of copper from Chapada.

•	All-in sustaining cash costs(b) of $856 per GEO.

•	Mercedes, Mexico — production was 53% higher than total 2012 first quarter production. Cash costs of $519 per GEO were 3% lower than the first quarter of 2012.

•
Minera Florida, Chile — production increased by 38% over the first quarter of 2012 as production continued to ramp up after completion of commissioning of the tailings retreatment plant in September 2012.

•	Fazenda Brasileiro, Brazil — production increased by 19% over the first quarter of 2012.

•	El Peñón, Chile - production was 9% higher than the first quarter of 2012.
______________________________

(a)    GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1.
(b)    A non-GAAP measure - refer to Section 13.

(c)	Includes commissioning production of 8,959 GEO in the first quarter of 2012.
(d)    Includes commissioning production of 4,109 GEO in the first quarter of 2013.

Construction and Development

•	Ernesto/Pau-a-Pique — Continued with commissioning of the Ernesto mine and further development of the higher grade underground Pau-a-Pique mine.

•	C1 Santa Luz, Brazil — Completed construction by quarter end and commenced commissioning which is expected to be completed mid-2013.

•	Pilar, Brazil — Construction and development continued on plan. Production start-up is expected in mid-2013 and completion of commissioning by year end.

•	Chapada, Brazil — Continued with development of Suruca and began geotechnical work in support of the development of the new Corpo Sul area.

•	Cerro Moro, Argentina — Commenced pre-development and work on a feasibility study. Exploration drilling in the quarter focused on the newly discovered Margarita vein.

•	Gualcamayo, Argentina — Development of QDD Lower West continued on plan for completion in the third quarter 2013.

Exploration

•
Mercedes, Mexico — Drilling totaled approximately 5,200 metres in 17 diamond drill holes in the quarter. At the Rey de Oro deposit, all of the drilling with the intent of confirming and expanding the high grade deep mineralization discovered in 2012 was completed and the results have confirmed the presence of high-grade mineralization.

•	Gualcamayo, Argentina — Exploration drilling at the Rodado zone extended the deposit further to the southwest.

•	Ernesto/Pau-a-Pique — Continued with an active exploration program around Ernesto.

•
Pilar — The Company has elected to take Maria Lazarus through the development cycle on an expedited basis given exploration drilling results to date. The drilling program at Maria Lazarus is intended to increase and upgrade mineral resources.

3.    OUTLOOK AND STRATEGY

The Company continues on a steady path of organic growth. Consistent with the Company's goal in prior years, the Company continues to strive to become a more prudent precious metal company. In doing so, the Company remains focused on cost control, operational performance and sustainable volume growth always with a "simple to understand" objective of performing financially and maximizing cash flows. Emphasis remains on comparatively low costs to drive margins and cash flow, delivery of high quality ounces and projects while maintaining disciplined capital spending, along with our commitment to adhere to the best practices for health, safety and environmental protection.

Production in 2013 is expected to exceed 1.44 million GEO. This will represent an increase from 2012 production of at least 20%, most of which will come from a full year of production at Mercedes, the ramp-up of the expansion project at Minera Florida, the ramp-up of production at new mines, primarily from C1 Santa Luz and Pilar.

Following the recent significant decline in gold prices, the Company is evaluating its production targets for future years although at the present time is pursuing its targets. However, all pending projects are being evaluated to reflect the risk of a period in which metal prices remain at or below these levels. This particularly affects Cerro Moro, Suruca and Corpo Sul. Again, while it is anticipated that all of these projects will continue, as they present significant value at or below current metal prices, the Company believes it is prudent to evaluate its ongoing capital investments to ensure a disciplined approach is taken which reflects, among other reasons, the risk of continuing erosion to metal prices.

A similar approach is being taken to producing mines whose all-in cost exceeds the average cost structure. The objective is to produce quality ounces with sustainable margins and maximize profitability and as such, the emphasis will be on reducing costs rather than maximizing production. Both Jacobina and Ernesto/Pau-a-Pique are being evaluated in this way.

The Company has already initiated a plan to reclaim the potential loss of margin that is likely to result in the short term from the lower prices. This proactive program is targeted to reduce all-in co-product costs by approximately $150 plus per GEO by the end of 2013, of which approximately $100 per GEO reduction should be achievable by mid-year. This may or may not have an impact on all-in by-product costs which include copper metal sales as a by-product credit and impacted by the market price of copper. These cost savings will be realized through reductions in operating costs, capital expenditures, exploration and general and administrative costs. The Company believes this proactive approach is prudent given the recent reality of market conditions and commodity price levels despite the general belief that over time this price drop would result in a decline to inputs and the industry's overall cost structure.

In addition to this new cost reduction initiative, the Company will continue with other margin expansion plans such as the automation of operations that have been ongoing over a longer period. The Company is committed to deliver positive results at every operation in the portfolio and will consider other alternatives at those operations that deliver the least improvement. Over the longer term, as current commodity price levels are better reflected in input costs and currencies, the Company will strive to reflect this through further margin expansion. The Company remains focused on the preservation and increase in margins to generate stronger free cash flow.

Total Actual and Estimated GEO Production from Operations
(in millions of GEO)
1.047
1.102
1.201
1.440 - 1.600
1.600 - 1.770
1.750
Approximately
2010
2011
2012
2013*
2014*
2015*
* Estimated production

Silver production is expected to be consistent at between 8 million to 9 million ounces in each of 2013 and 2014. Silver production is reported as gold equivalent ounces and included in the above forecasts at a ratio of 50:1.

Copper production is expected to be in the range of 120 million to 135 million pounds in 2013 and 130 million to 145 million pounds in 2014. These estimates reflect the production from Chapada and do not include the attributable production from the Company’s 12.5% interest in Alumbrera.

By 2015, production is targeted to be at a sustainable level of approximately 1.75 million GEO. This includes production from the existing mines and development projects. Planned sustainable production will be augmented by additional production from the projects that are now being evaluated, particularly from the Cerro Moro project for which an exploration program as well as a feasibility study are being advanced. Expected production from these projects is not included in the projected total but could increase sustainable production levels.

Cash costs for 2013 are forecast to be below $365 per GEO assuming base metal by-product credits at a price of $4.00 per pound of copper.

The 2013 exploration program will continue to focus on increasing mineral reserves and mineral resources with its near-mine and regional exploration programs, as well as continuing to explore identified greenfield targets and identify new targets.

In addition to $1.0 billion of available cash and undrawn credit available at March 31, 2013, the Company expects significant increases in cash flows by the fourth quarter of 2013 after completion of the current development projects. The Company continues to evaluate additional growth projects with the objective of maximizing cash flows. Net free cash flow is expected to increase as the Company's capital requirements decrease into 2014 and cash flow from operations increases.

4.             SUMMARY OF FINANCIAL AND OPERATING STATISTICS

4.1    Financial Statistics

	Three months ended
	March 31, 2013	March 31, 2012
Earnings per share - basic and diluted	$0.14	$0.23
Adjusted earnings per share (i) - basic and diluted	$0.16	$0.25
Dividends declared per share	$0.065	$0.055
Dividends paid per share	$0.065	$0.050
Weighted average number of common shares outstanding - basic ( in thousands)	752,332	745,891
Weighted average number of common shares outstanding - diluted (in thousands)	753,609	747,552

(in thousands of United States Dollars; unless otherwise noted)
Net earnings	$102,096	$170,025
Adjusted earnings (i)	$116,980	$184,306
Revenues	$534,873	$559,745
Mine operating earnings	$208,009	280,134
Cash flows from operating activities	$173,801	$287,902
Cash flows generated from operations before changes in non-cash working capital items (i)	214,219	$220,417
Cash flows (used in) investing activities	$(275,452)	$(256,173)
Cash flows from financing activities	$94,350	$282,181

Average realized gold price per ounce (ii)	$1,620	$1,696
Average realized copper price per pound (ii)	$3.58	$3.73
Average realized silver price per ounce (ii)	$29.81	$32.94
Average market gold price per ounce (iii)	$1,632	$1,691
Average market copper price per pound (iii)	$3.60	$3.78
Average market silver price per ounce (iii)	$30.10	$32.66

	As at
	March 31, 2013	December 31, 2012
Total assets	$11,806,864	$11,800,163
Total long-term liabilities	$860,509	$765,912
Total equity	$7,912,896	$7,861,878
Working capital	$261,246	$255,134
_____________________________

(i)
A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 13 including a discussion and definition of Adjusted Earnings and Adjusted Earnings per Share.

(ii)	Realized prices based on gross sales compared to market prices for metals may vary due to infrequent shipments and depending on timing of the sales.

(iii)	Source of information: Bloomberg.

4.2    Operating Statistics

	Three months ended
	March 31, 2013	March 31, 2012
Gold Equivalent Ounces (GEO) (i)
Brazil
Chapada (ii)	23,358	26,367
Jacobina	17,366	30,493
Fazenda Brasileiro	16,797	14,059
Chile
El Peñón (ii)	120,684	110,675
Minera Florida (ii)	34,024	24,705
Argentina
Gualcamayo	30,177	39,263
Alumbrera (iii)	8,222	9,317
Mexico
Mercedes (ii)(v)	36,575	14,994
Total commercial GEO production (i)	287,203	269,873
Commissioning GEO (i)(v)	4,109	8,959
Total GEO production (i)	291,312	278,832
By-product Cash Costs per GEO (i) (iv)
Brazil
Chapada	$(1,796)	$(1,473)
Jacobina	1,276	666
Fazenda Brasileiro	920	1,037
Chile
El Peñón (ii)	455	442
Minera Florida (ii)	744	748
Argentina
Gualcamayo	584	436
Alumbrera (iii)	(303)	(1,270)
Mexico
Mercedes	519	534
By-product cash costs per GEO produced (i) (iv)	$383	$292
Co-product cash costs per GEO produced (i) (iv)	$587	$518
Co-product cash costs per pound of copper produced (iv)	$1.99	$1.58
Concentrate Production
Chapada concentrate production (tonnes)	49,591	53,665
Chapada copper contained in concentrate production (millions of lbs)	27.4	30.3
Chapada co-product cash costs per pound of copper (iv)	$1.90	$1.51
Alumbrera attributable concentrate production (tonnes) (iii)	11,260	14,149
Alumbrera attributable copper contained in concentrate production (millions of lbs) (iii)	6.3	8.0
Alumbrera co-product cash costs per lb of copper (iii) (iv)	$2.40	$1.85
Gold Equivalent Ounces Breakdown
Gold ounces produced	248,239	234,532
Silver ounces produced (millions)	2.2	2.2
Sales
Total GEO sales (including 12.5% interest in Alumbrera)	292,039	281,721
- Total gold sales (ounces)	248,766	236,990
- Total silver sales (millions of ounces)	2.2	2.2
Chapada concentrate sales (tonnes)	55,826	52,765
Chapada payable copper contained in concentrate sales (millions of lbs)	29.1	27.3
______________________________

(i)
Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an average historical silver to gold ratio (50:1) which is used and presented solely for quarter-over-quarter comparative purposes only.

(ii)
2013 first quarter gold production: El Peñón — 90,155 ounces; Minera Florida — 26,651 ounces, Chapada — 21,722 ounces and Mercedes — 33,039 ounces; and silver production: El Peñón — 1.5 million ounces; Minera Florida — 0.4 million ounces, Chapada — 0.1 million ounces and Mercedes — 0.2 million ounces.

(iii)	The Company holds a 12.5% interest in Alumbrera.

(iv)	A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 13 including a discussion and definition of Cash Costs.

(v)	Commissioning at Mercedes started in November 2011 and was completed February 1, 2012. Commissioning at Ernesto/Pau-a-Pique began in October 2012 and is not yet completed.

5.    OVERVIEW OF RESULTS

5.1    Overview of Financial Results

	Three months ended
(in thousands of United States Dollars; unless otherwise noted)	March 31, 2013	March 31, 2012
Revenues	$534,873	$559,745
Cost of sales excluding depletion, depreciation and amortization	(230,741)	(191,842)
Gross margin	304,132	367,903
Depletion, depreciation and amortization	(96,123)	(87,769)
Mine operating earnings	208,009	280,134
Other expenses (i)	(52,853)	(66,884)
Equity earnings from associate	133	10,943
Earnings from operations before income taxes	155,289	224,193
Income tax expense	(53,193)	(54,168)
Net earnings	$102,096	$170,025

Earnings adjustments (ii):
Non-cash unrealized foreign exchange (gains)/losses on income taxes	1,140	(5,975)
Non-cash unrealized gains on derivatives	—	283
Share-based payments/mark-to-market of deferred share units	3,153	5,834
Deferred income tax expense on translation of intercompany debt	278	1,723
Impairment of investment in available-for-sale securities and other assets	11,140	13,477
Other non-recurring losses	(445)	—
Adjusted earnings before income tax effect	117,362	185,367
Income tax effect of adjustments	(382)	(1,061)
Adjusted earnings (ii)	$116,980	$184,306
Earnings per share - basic and diluted	$0.14	$0.23
Adjusted earnings per share (ii) - basic and diluted	$0.16	$0.25
______________________________

(i)
Other Expenses is the aggregate of the following expenses: general and administrative of $36.7 million (2012- $33.1 million), exploration and evaluation of $6.9 million (2012- $13.2 million), other operating expenses of $2.1 million (2012- $9.0 million) and net finance expense of $7.1 million (2012- expense $11.6 million).

(ii)
A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 13 including a discussion and definition of Adjusted Earnings and Adjusted Earnings per Share.

For three months ended March 31, 2013

Net earnings for the first quarter were $102.1 million or $0.14 per share on a basic and diluted basis, compared with net earnings of $170.0 million or basic and diluted earnings per share of $0.23 for the three months ended March 31, 2012. Adjusted earnings were $117.0 million or $0.16 basic and diluted earnings per share in the first quarter, compared with $184.3 million or $0.25 per share in the first quarter of 2012. Lower net earnings and adjusted earnings were attributed mainly to lower realized commodity prices combined with inflationary impacts on costs and lower equity earnings from the Company's 12.5% of interest in Alumbrera.

Revenues were $534.9 million in the quarter compared with $559.7 million in the first quarter of 2012. Mine operating earnings were $208.0 million, compared with $280.1 million in first quarter of 2012.  Lower revenues and mine operating earnings were due to lower metal prices offset by higher volume of metal sales combined with cost inflation. Higher cost of sales, including depletion, depreciation and amortization expenses, was mainly related to higher sale volumes of gold and copper and higher cash costs.

Revenues for the first quarter were generated from the sale of 284,872 GEO, consisting of 241,259 ounces of gold, 2.2 million ounces of silver and 29.1 million pounds of copper, excluding Alumbrera which is accounted for as an equity investment. This compares to sales, excluding Alumbrera, of 273,494 GEO that consisted of 228,763 ounces of gold, 2.2 million ounces of silver and 27.3 million pounds of copper in the first three months of 2012.

The average realized gold price in the first quarter of 2013 was $1,620 per ounce versus $1,696 per ounce in the same quarter of 2012, the average realized copper price was $3.58 per pound versus $3.73 per pound in the first quarter of last year and the average realized silver price was $29.81 per ounce compared to $32.94 per ounce in the first quarter of 2012.

Revenues for the year are comprised of the following:

Three months ended March 31,	2013				2012
(in thousands of United States Dollars; unless otherwise noted)	Quantity Sold (ii)		Realized Price	Revenues	Revenues
Gold (i)	241,259	oz	$1,620	$390,764	$387,964
Silver	2,180,649	oz	$29.81	65,014	73,674
Total precious metals	284,872	GEO		455,778	461,638
Copper (i)	29,088,025	lbs	$3.58	104,028	101,945
Gross Revenues				$559,806	$563,583
Add (deduct):
- Treatment and refining charges of gold and copper concentrate				$(8,507)	$(4,798)
- Sales taxes				(8,636)	(9,797)
- Metal price adjustments related to concentrate revenues				(7,376)	11,339
- Other adjustments				(414)	(582)
Revenues				$534,873	$559,745
______________________________

(i)	Includes payable copper and gold contained in concentrate.

(ii)	Excludes Alumbrera which is accounted for as an equity investment.

Cost of sales excluding depletion, depreciation and amortization for the first three months of 2013 was $230.7 million compared with $191.8 million in same period of 2012 due to the increased volume of gold and copper sales and higher cash costs as a result of inflationary pressures in the countries where the Company operates.

The following table provides a reconciliation of the co-product cash costs to the cost of sales excluding depletion, depreciation and amortization for the year:

	2013				2012
Three months ended March 31,	GEO or Pounds of Copper Produced		Co-product Cash Cost per Unit
(in thousands of United States Dollars; unless otherwise noted)				Total	Total
Chapada — (GEO) (i)	23,358	oz	$463	$10,825	$9,167
Chapada — Copper	27,361,463	lbs	1.90	51,982	45,782
El Peñón (GEO) (i)	120,684	oz	455	54,942	48,912
Jacobina	17,366	oz	1,276	22,154	20,310
Gualcamayo	30,177	oz	584	17,617	17,128
Minera Florida (GEO) (i)	34,024	oz	744	25,306	18,469
Fazenda Brasileiro	16,797	oz	920	15,445	14,585
Mercedes (GEO) (i)	36,575	oz	519	18,983	12,795
Co-product cash cost of sales (ii)				$217,254	$187,148
Add (deduct):
- Inventory movements and adjustments				12,790	2,312
- Chapada concentrate treatment and refining charges				(8,507)	(4,798)
- Commercial & other costs				5,549	4,260
- Overseas freight for Chapada concentrate				3,655	2,920
Cost of sales excluding depletion, depreciation and amortization				$230,741	$191,842
______________________________

(i)	Silver ounces reported are gold equivalent ounces for El Peñón, Minera Florida, Chapada and Mercedes.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis of Operations and Financial Condition.

Depletion, depreciation and amortization (“DDA”) expense for the quarter was $96.1 million, compared to $87.8 million in the first quarter of 2012. The increase in DDA is due to higher volume of gold and copper sales.

Other expenses as an aggregate of general and administrative, exploration and evaluation, other operating and net finance expenses were $52.9 million in the quarter, compared to $66.9 million in the three months ended March 31, 2012. The decrease in other expenses is detailed below.

General and administrative expenses were $36.7 million in the first quarter compared to $33.1 million in the first three months of 2012.  The increase in administrative expenses was due to the expanded administration of the Company’s growing operations including the addition of the Mercedes mine and consulting costs related to various process and organizational improvement initiatives.

Exploration and evaluation expenses were $6.9 million, compared to $13.2 million incurred in the first quarter of 2012.

Other operating expenses were $2.1 million in the quarter compared to $9.0 million in the first quarter of 2012, mainly due to lower impairment charges of available-for-sale financial assets.

Net finance expense was $7.1 million for the quarter compared with net finance expense of $11.6 million in the first quarter (2010 - $47.9 million).  Lower net finance expense was mainly due to higher unrealized foreign exchange gains.

Equity earnings from associate were $0.1 million for the quarter compared with $10.9 million in 2012. Lower equity earnings were mainly due to lower revenues as a result of lower metal prices and lower sales volume. Cash dividends from the Company’s equity investment in Alumbrera during the quarter were $4.6 million compared to $nil million in 2012. In addition to the cash dividends, Minas Argentinas S.A., a wholly-owned subsidiary of the Company, received $43.8 million in proceeds from the draw-down against a loan facility arranged with Alumbrera.

The Company recorded an income tax expense of $53.2 million in the first quarter of 2013 compared to $54.2 million in the same quarter of 2012.  The income tax provision for the first quarter of 2013 reflects a current income tax expense of $52.2 million compared to tax expense of $59.8 million in the same quarter of 2012, and a deferred income tax expense of $1.0 million compared to tax recovery of $5.6 million. The adjusted tax rate for the first quarter of 2013 is 29.3% compared to 26.2% for the first quarter of 2012.

Cash and cash equivalents as at March 31, 2013 were $342.6 million compared to $349.6 million as at December 31, 2012.  Cash flows generated from operations before changes in non-cash working capital items (a non-GAAP measure, see Section 13) for the three months ended March 31, 2013 were $214.2 million, slightly lower than the $220.4 million generated for same period of 2012. Lower cash flows generated from operations were due to the decline in metal prices and higher cash taxes paid.  Cash flows from operations after taking into effect changes in working capital items for the period ended March 31, 2013 were inflows of $173.8 million, compared to inflows of $287.9 million for the quarter ended March 31, 2012, which reflects a decrease in trade payables due to timing of payments.

As at March 31, 2013, the Company had drawn down $100 million from its revolving credit facility, and had $1.0 billion in available funds to continue to invest in future growth.

5.2    Overview of Operating Results

For the quarter ended March 31, 2013

Total production for the Company was 291,312 gold equivalent ounces ("GEO") for the quarter, representing an increase of 4% over the same quarter of 2012. Total production included the Company’s attributable production from the Alumbrera mine of 8,222 GEO and production during commissioning of Ernesto/Pau-a-Pique of 4,109 GEO, compared with total production of 278,832 GEO, including commissioning production of 8,959 GEO from Mercedes in the quarter ended March 31, 2012.

Commercial production for the first quarter was 287,203 GEO, representing a 6% increase over the commercial production of 269,873 GEO in the same quarter of 2012. The increase was mainly due to the contribution a full quarter of commercial production from Mercedes in Mexico, increased production from El Peñón, Minera Florida and Fazenda Brasileiro, partly offset by the setback in production at Jacobina and slower production ramp-ups at Chapada and Gualcamayo.

By-product cash costs (a non-GAAP measure, see Section 13) for the quarter averaged $383 per GEO, compared with $292 per GEO in the first quarter of 2012. By-product cash costs were impacted by lower copper market prices, lower copper credit contribution by Alumbrera due to lower copper sales volume, planned lower gold grades at certain mines and higher input costs during the period. The average market price for copper in the first quarter of 2013 was 5% lower than the average of the first three months of 2012. By-product cash costs for the first quarter of 2013 exceeded the Company's previous guidance for a 2013 year-average of below $365 per GEO, which assumed a copper price of $4.00 per pound compared to average market price for the first quarter of $3.60 per pound and the Company's average realized price of $3.58 per pound.

Co-product cash costs (a non-GAAP measure, see Section 13) for the quarter were $587 per GEO compared with $518 per GEO for the first quarter of 2012.

All-in sustaining cash costs (a non-GAAP measure, see Section 13) were $856 per GEO on a by-product basis which reflects a realized credit for copper of $3.58 per pound.

Copper production for the quarter was 27.4 million pounds from the Chapada mine, compared with 30.3 million pounds for same quarter of 2012. Chapada copper production was lower primarily as a result of expected lower copper grade and recovery rate offset by higher throughput compared with the first quarter of 2012. Additionally, 6.3 million pounds of copper produced from Alumbrera were attributable to the Company, compared with 8.0 million pounds for the quarter ended March 31, 2012. Total copper production for the first quarter of 2013 was 33.6 million pounds, compared with 38.3 million pounds in the first quarter of 2012.

Co-product cash costs per pound of copper (a non-GAAP measure, see Section 13) averaged $1.90 per pound from the Chapada mine, compared with $1.51 per pound in the same quarter of 2012. Co-product cash costs per pound of copper for the quarter including the Company’s interest in the Alumbrera mine were $1.99 per pound versus $1.58 per pound for the first quarter of 2012.

6.    OPERATING MINES

CHAPADA, BRAZIL

	Three months ended
Operating Statistics	March 31, 2013	March 31, 2012
Production
Concentrate (tonnes)	49,591	53,665
GEO contained in concentrate production (ounces) (i)(ii)	23,358	26,367
Copper contained in concentrate (millions of pounds)	27.4	30.3

By-product cash costs per oz of gold produced (iii)	$(1,796)	$(1,473)
Co-product cash costs per oz of gold produced (iii)	$463	$348
Co-product cash costs per lb of copper produced (iii)	$1.90	$1.51

Ore mined (tonnes)	4,504,081	4,188,122
Ore processed (tonnes)	5,108,519	4,487,496

Gold feed grade (g/t)	0.23	0.29
Copper feed grade (%)	0.31	0.36
Concentrate grade - gold (g/t)	13.62	14.22
Concentrate grade - copper (%)	25.03	25.61

Gold recovery rate (%)	56.0	59.6
Copper recovery rate (%)	77.0	84.0

Sales (iv)
Concentrate (tonnes)	55,826	52,765
Payable GEO contained in concentrate	24,882	25,969
- Payable gold contained in concentrate (ounces)	24,064	25,197
- Payable silver contained in concentrate (ounces)	40,878	38,632
Payable copper contained in concentrate (millions of pounds)	29.1	27.3

Depletion, depreciation and amortization per gold equivalent ounce sold	92	75
Depletion, depreciation and amortization per copper pound sold	0.31	0.28
______________________________

(i)
Silver is a marginal metal produced by the Chapada mine. It was treated as a by-product and excluded from production GEO prior to 2012. Effective January 1, 2012, silver is treated as a gold equivalent. Chapada produced 81,812 ounces of silver in the first quarter of 2013 (Q1 2012 - 91,272 ounces).

(ii)	GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1.

(iii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

(iv)	Quantities sold include quantity adjustment on provisional and final invoice settlements.

Chapada produced a total of 23,358 GEO contained in concentrate in the first quarter of 2013 compared with 26,367 GEO contained in concentrate in the same quarter of 2012. Chapada copper production was 27.4 million pounds in the quarter compared with production of 30.3 million pounds of copper in the first quarter of 2012.

Production for the quarter was lower than the first quarter of 2012 as a result of the anticipated lower grades and recovery rates for 2013 relative to 2012. Similar to previous years, production from Chapada is expected to be higher in the second half of 2013.

By-product cash costs for the quarter were negative $1,796 per GEO compared with negative $1,473 per GEO for the same quarter in 2012.  Favourable by-product cash cost credit per GEO was mainly due to the effect of higher copper sales volume partly offset by lower copper prices in the first quarter of 2013 compared to 2012.

Co-product cash costs were $463 per GEO in the first quarter, compared to $348 per gold ounce in the same quarter of 2012.  Co-product cash costs for copper were $1.90 per pound in the first quarter versus $1.51 per pound in the same quarter of 2012.

Chapada revenues for the quarter net of sales taxes and treatment and refining costs were $125.9 million (Q1 2012 - $148.4 million).  Revenues included mark-to-market adjustments and provisional pricing settlements in the quarter of negative 7.4 million (Q1 2012 - positive $11.3 million).

In December 2011, the Company completed the feasibility study and basic engineering on the oxides at Suruca. The deposit will support an additional average production of 45,000-50,000 gold ounces per year to Chapada’s operations over an initial five year period. Production in 2014 is expected to reflect a contribution from Suruca.

Drilling continued at Corpo Sul's gold and copper deposit discovered in 2011 at the southwest end of the ore body of Chapada with mineral resources of higher average grade cores especially near the current Chapada pit.  These new discoveries have led to the initiation of a pre-feasibility study, which was completed in late 2012.  A feasibility study is in progress to be completed in late 2013. Chapada is expected to enhance throughput by blending the ore from the main Chapada pit with the higher grade ore from Corpo Sul and as its size and scale increases, it will be evaluated as a stand-alone ore body.

The Company’s strategic plan is to target sustainable production from Chapada at levels of at least 150,000 gold ounces and 135.0 million pounds of copper from 2015 for at least five years.

EL PEÑÓN, CHILE

	Three months ended
Operating Statistics	March 31, 2013	March 31, 2012
Production
GEO production (ounces) (i)	120,684	110,675
Gold production (ounces)	90,155	72,742
Silver production (ounces)	1,526,451	1,896,604

Cash costs per gold equivalent ounce produced (ii)	$455	$442

Ore mined (tonnes)	347,777	341,062
Ore processed (tonnes)	361,377	335,741

Gold feed grade (g/t)	8.37	7.19
Silver feed grade (g/t)	176.43	212.02

Gold recovery rate (%)	93.0	93.5
Silver recovery rate (%)	74.0	82.9

Sales
GEO sales	117,557	108,010
- Gold sales (ounces)	87,637	70,931
- Silver sales (ounces)	1,495,975	1,853,975

Depletion, depreciation and amortization per gold equivalent ounce sold	$243	$307
______________________________

(i)	GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

El Peñón produced 120,684 GEO in the first quarter, compared to 110,675 GEO in the same quarter of 2012, representing a 9% increase quarter-over-quarter. Production for the quarter consisted of 90,155 ounces of gold and 1.5 million ounces of silver, compared with 72,742 ounces of gold and 1.9 million ounces of silver produced in the first quarter of 2012. Production of gold increased by 24%, compared with the same quarter of 2012, mainly as a result of higher feed grade, while production of silver decreased by 20% due to lower feed grade and lower recovery rate.  Ore feed to the mill increased by approximately 8% quarter-over-quarter. The amount of ore feed to the mill from the higher gold grade areas of the Aleste-Bonanza zone in the quarter resulted in slightly lower silver recoveries.  Future silver recoveries will vary according to the blending of ore being fed to the mill, expecting an improvement in the second half as result of the planned feed. While gold feed grade and recovery rate are expected to continue at the current levels, silver recovery rate is expected to improve in 2013, according to the mine plan.

Cash costs were $455 per GEO in the first quarter, compared with $442 per GEO in the first quarter in 2012.  The increase in cash costs is due to inflationary pressures in Chile primarily in relation to labour rates.

Exploration has been ongoing at El Peñón for 20 years, which has a long track record of replacement of ounces mined. The new discoveries at Dorada Sur and Dorada Oeste, Fortuna Este and Bonanza West are being focused on in an effort to advance these targets to mineable mineral reserves in the near term. This is expected to return significant near surface gold and silver values, improve production and provide mining flexibility for a sustainable production level of about 440,000 GEO per year and ultimately increase mine life. Development has commenced at Pampa Augusta Victoria and an open-pit is expected to start in the first half of 2013.

GUALCAMAYO, ARGENTINA

	Three months ended
Operating Statistics	March 31, 2013	March 31, 2012
Production
Total gold production (ounces)	30,177	39,263

Cash costs per ounce produced (i)	$584	$436

Ore mined (tonnes)	54,559	2,070,096
Ore processed (tonnes)	1,793,223	2,098,004

Gold feed grade (g/t)	0.67	0.85
Gold recovery rate (%)	79.0	68.1

Sales
Gold sales (ounces)	28,530	39,877
Depletion, depreciation and amortization per gold ounce sold	$451	$339
______________________________

(i)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

Gualcamayo produced 30,177 ounces of gold in the first quarter, slightly lower than 31,502 ounces of production in the fourth quarter of 2012 and compares with 39,263 ounces produced in the first quarter of 2012.  Lower production was the result of lower feed grade from stockpiled ore, partly offset by higher recovery. Ore processed also declined as compared to the comparable quarter. The mining operations at Gualcamayo are transitioning from QDD Main Phase II to Phase III with current production sourcing primarily from stockpiled material of Phase II being placed in the new Valle Norte heap leach pad. As this transition is completed, production at Gualcamayo is expected to increase.

Cash costs were $584 per ounce in the quarter ended March 31, 2013 compared with $436 per ounce in the first quarter of 2012.  Inflationary pressures on labour and consumable costs, lower grade and re-handling of waste costs resulted in higher cash costs.

Underground development of QDD Lower West continues to advance and project completion remains on schedule.  Full ramp-up of Gualcamayo’s expansions will add production from QDD Lower West underground and AIM open-pit deposits.

A conceptual study on the evaluation of milling higher grade ore at Gualcamayo, subject to mineral resource increase in 2013, is expected to be completed in 2013.

MERCEDES, MEXICO (i)

	Three months ended
Operating Statistics	March 31, 2013	March 31, 2012
Production
Commercial GEO production (ii)	36,575	14,994
Commissioning GEO production	—	8,959
Total GEO production	36,575	23,953
Commercial gold production (ounces)	33,039	13,815
Commissioning gold production (ounces)	—	8,201
Total gold production (ounces)	33,039	22,016
Commercial silver production (ounces)	176,801	58,975
Commissioning silver production (ounces)	—	37,912
Total silver production (ounces)	176,801	96,887

Cash costs per GEO produced (iii)	$519	$534

Ore mined (tonnes)	151,990	100,194
Ore processed (tonnes)	165,122	136,063

Gold feed grade (g/t)	6.54	5.90
Silver feed grade (g/t)	86.09	83.62

Gold recovery rate (%)	95.0	93.7
Silver recovery rate (%)	39.0	28.4

Sales
GEO sales	42,156	29,041
- Gold sales (ounces)	38,046	26,587
- Silver sales (ounces)	205,499	122,692

Depletion, depreciation and amortization per gold equivalent ounce sold	$241	$103
______________________________

(i)	Mercedes was under construction in 2011. Commissioning of the mine started in November 2011 and was completed February 1, 2012.

(ii)	GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1.

(iii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

Mercedes produced 36,575 GEO in the quarter, representing an increase of 53% over the 2012 first quarter production of 23,953 GEO, which included commissioning production of 8,959 GEO. Production in the first quarter of the year consisted of 33,039 ounces of gold and 176,801 ounces of silver, compared with 22,016 ounces of gold and 96,887 ounces of silver in 2012. Cash costs per GEO were $519 per GEO, 3% lower than the cash costs in the same quarter of 2012.

All operating measures at Mercedes have shown improvement over the first quarter of 2012, notably, gold feed grade increased by 11%, silver recovery rate increased by 37% and tonnage of ore processed increased by 21% over the same quarter of 2012. These improvements also led to the lower cash costs per GEO.

Development continues at the Barrancas zone with the higher grade Lagunas Norte vein, one of the newest discoveries at the mine, which started production from flat-lying ore in the third quarter of 2012.  Confirmation of the width and grades of mineralization by infill drilling at Lupita and the recent discovery of high-grade mineralization at Rey de Oro that may be amenable to underground mining methods, are expected to continue growth of the measured and indicated mineral resources that will extend mine life, maintain higher throughput and sustainable production levels.

JACOBINA, BRAZIL

	Three months ended
Operating Statistics	March 31, 2013	March 31, 2012
Production
Gold production (ounces)	17,366	30,493

Cash costs per ounce produced (i)	$1,276	$666

Ore mined (tonnes)	413,033	524,538
Ore processed (tonnes)	414,725	526,765

Gold feed grade (g/t)	1.45	1.94

Gold recovery rate (%)	90.0	93.0

Sales
Gold sales (ounces)	20,718	29,706
Depletion, depreciation and amortization per gold ounce sold	$573	$368
______________________________

(i)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

Gold production at Jacobina was 17,366 ounces in the first quarter, compared with 30,493 ounces produced in the same quarter of 2012.  Higher dilution resulting from insufficient development work, as well as lower feed grade, impacted production in the quarter.

Cash costs were $1,276 per ounce for the first quarter compared with $666 per ounce in the first quarter of 2012. Cash costs reflect the reduced production volume in the quarter but are expected to return to more normal levels of approximately $650-$750 per ounce.

The Company has initiated a plan to reduce costs rather than maximize production at Jacobina. The objective is to produce quality ounces with sustainable margins and maximize profitability at producing mines whose all-in cash costs exceed the average cost structure. The Company believes this is a prudent approach given the current reality of market conditions and metal price levels.

The Company is also taking active steps to more quickly access higher grade areas of the mining complex to improve production levels while maximizing margins and continues to focus on upgrading the current mineral resources at Canavieiras and Morro do Vento and improving overall mineral reserve grade for the mine.  Development of these high-grade areas creates the opportunity for production to increase to over 140,000 ounces; the timing of which is dependent on the pace of development work in these higher grade areas.

MINERA FLORIDA, CHILE

	Three months ended
Operating Statistics	March 31, 2013	March 31, 2012
Production
GEO production (ounces) (i)	34,024	24,705
Gold production (ounces)	26,651	22,101
Silver production (ounces)	368,634	130,191

Cash costs per gold equivalent ounce produced (ii)	$744	$748

Ore mined (tonnes)	177,087	234,782
Ore processed (tonnes)	411,578	228,994

Gold feed grade (g/t)	2.98	3.70
Silver feed grade (g/t)	45.84	25.23

Gold recovery rate (%)	69.0	81.4
Silver recovery rate (%)	56.3	62.4

Sales
GEO sales	35,095	26,354
- Gold sales (ounces)	26,669	21,929
- Silver sales (ounces)	421,287	221,250

Depletion, depreciation and amortization per gold equivalent ounce sold	$472	$563
______________________________

(i)	GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

Minera Florida produced a total of 34,024 GEO in the quarter, an increase from fourth quarter 2012 production of 32,797 GEO and an increase of 38% versus production of 24,705 GEO in 2012. Production consisted of 26,651 ounces of gold and 368,634 ounces of silver, compared to 22,101 ounces of gold and 130,191 ounces of silver in the first quarter of 2012. Improvements in the mine plan have led to access to higher grade ore at the mine and improved dilution. A portion of the increase is also attributable to production from the tailings retreatment plant. Comparison of grade, ore feed to plant and recovery to the prior quarter is not meaningful as production from the tailings retreatment plant comes from lower grade ounces with reduced recovery. However, they benefit from no mining costs and credit from zinc as a by-product. In addition, there is modest sustaining capital for the tailings retreatment plant. On balance, this lead to higher production at an overall cash cost comparable to the prior period. Accessing higher grade underground ore should further improve production and cost although current zinc prices will mean that the extra ounces from the tailings retreatment plant may be produced at higher costs. The tailings retreatment plant reached full design capacity in January 2013.

In addition, the mine produced 928 tonnes of zinc in the quarter, compared with 1,588 tonnes of zinc produced in the first quarter of 2012.  Zinc is accounted for as a by-product credit to cash costs.

Cash costs for the quarter were $744 per GEO compared with $748 per GEO in the same quarter in 2012. Lower mining costs expected as a result of processing tailings material were partly offset by higher costs for power, increased costs for temporary mine services and labour inflation, lower credits from sales of zinc as a result of lower production and lower prices for zinc.

OTHER MINES

The following table presents key operating statistics for the Company's other continuing mining operations and its equity investment in Alumbrera:

	Three months ended
	March 31, 2013	March 31, 2012
FAZENDA BRASILEIRO, BRAZIL
Production
Gold production (ounces)	16,797	14,059
Cash costs per ounce produced (i)	$920	$1,037

Ore mined (tonnes)	241,859	248,892
Ore processed (tonnes)	246,006	270,292

Gold feed grade (g/t)	2.36	1.84
Gold recovery rate (%)	89.8	88.1

Sales
Gold sales (ounces)	15,594	14,536

Depletion, depreciation and amortization per gold ounce sold	$210	$186

ALUMBRERA (12.5% interest), ARGENTINA
Production
Concentrate (tonnes)	11,260	14,149
Gold production (ounces)	699	803
Gold production in concentrate (ounces)	7,523	8,514
Total gold produced	8,222	9,317
Copper contained in concentrate (millions of pounds)	6.3	8.0

By-product cash costs per ounce produced (i)	$(303)	$(1,270)
Co-product cash costs per ounce of gold produced (i)	$396	$337
Co-product cash costs per pound of copper produced (i)	$2.40	$1.85

Ore mined (tonnes)	564,404	770,574
Ore processed (tonnes)	1,171,078	1,166,630

Gold feed grade (g/t)	0.34	0.36
Copper feed grade (%)	0.32	0.40
Concentrate grade - gold (g/t)	20.77	18.68
Concentrate grade - copper (%)	25.20	25.78
Gold recovery rate (%)	64.8	67.5
Copper recovery rate (%)	75.2	79.4

Sales
Concentrate (tonnes)	10,765	13,199
Payable gold contained in concentrate (ounces)	6,848	7,838
Gold doré (ounces)	659	389
Total gold sales (ounces)	7,507	8,227
Payable copper contained in concentrate (millions of pounds)	5.5	7.2
______________________________

(i)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

FAZENDA BRASILEIRO, BRAZIL

Production at Fazenda Brasileiro was 16,797 ounces of gold in the quarter compared to 14,059 ounces of gold in the same quarter of 2012, representing a 19% quarter-over-quarter increase.  The increased production was mainly due to higher gold feed grade and higher recovery rate.

Cash costs averaged $920 per ounce for the quarter, 11% lower than $1,037 per ounce in the first quarter of 2012.

The Fazenda Brasileiro mine was acquired in 2003 with two and a half years of mine life remaining based on known mineral reserves.  The Company has been mining at Fazenda Brasileiro for nearly ten years.  The mine continues to further outline exploration potential and mineral resource additions are expected in 2013.

The Company continues infill and extension drilling at Fazenda Brasileiro with a focus on increasing mineral reserves and mineral resources.

ALUMBRERA, ARGENTINA

The Company’s interest in the Alumbrera Mine is accounted for as an equity investment. The Company recorded earnings from its 12.5% interest in Alumbrera Mine of $0.1 million for the three months ended March 31, 2013, compared with $10.9 million for the same period of 2012.  Lower earnings for the first quarter of 2013 compared to the same period of 2012 were primarily due to lower revenues driven by lower copper prices and lower copper sale volumes, combined with higher operating costs due to inflationary pressures.

The Company received cash distributions of $4.6 million in the quarter ended March 31, 2013, compared with $nil cash distribution in the first quarter of 2012. In the first quarter, Minas Argentinas S.A. ("MASA"), a wholly-owned subsidiary of the Company, entered into a 1-year $43.8 million loan facility agreement with Alumbrera. At March 31, 2013, MASA drew down $43.8 million against the facility. The principal drawn down bears interest at 2% per annum.

For the quarter, attributable production from Alumbrera was 8,222 ounces of gold and 6.3 million pounds of copper. This compares with attributable production of 9,317 ounces of gold and 8.0 million pounds of copper in the first quarter of 2012.

By-product cash costs per ounce of gold were negative $303 for the quarter ended March 31, 2013, compared with negative $1,270 per ounce in 2012.  Co-product cash costs per ounce for gold averaged $396 for the quarter ended March 31, 2013, compared with $337 per ounce for the same quarter of 2012. Co-product cash costs for copper averaged $2.40 per pound for the quarter ended March 31, 2013, compared with $1.85 per pound for the first quarter of 2012.

ERNESTO/PAU-A-PIQUE, BRAZIL

The Company continued commissioning at Ernesto/Pau-a-Pique during the quarter. The operation is made up of two different deposits, Ernesto, which is a lower grade open pit deposit, and Pau-a-Pique, which is a higher grade underground deposit, with one common plant. A provisional permit was obtained for the Ernesto deposit and mining commenced first at this deposit as further development continued at Pau-a-Pique. With production coming only from the lower grade Ernesto open-pit deposit, a more gradual ramp-up has been undertaken. The Company has also increased the exploration effort to find additional open-pit mineral resources to increase production levels from the open-pit and is currently evaluating additional measures to mitigate the impact to costs as part of a broader emphasis on cost mitigation.
The Company has provisional permits for Ernesto and expects that definitive permits for the entire operation will be issued under a proposed new Brazilian mining code legislation which is in progress. For additional information, please see Section 12 - Economic trends, risks and uncertainties - foreign operations and political risks.

7.    CONSTRUCTION, DEVELOPMENT AND EXPLORATION

CONSTRUCTION AND DEVELOPMENT

During the first quarter of 2013, all construction projects and all intermediate stage development projects were advancing towards planned start-up. The following summary highlights key updates from the significant construction and development projects at the Company since the end of the fourth quarter of 2012.

C1 Santa Luz, Brazil

Construction of the project was completed by the end of the quarter and commissioning has begun. Power will be initially provided by diesel generators although completion of a power line is well advanced and is expected to be completed in June. With all provisional permits for mining and processing in place, commissioning commenced in late April and production is expected to ramp up and be completed mid-2013. The Company has sufficient water in storage for commissioning and transition to full operations. Recently discovered water wells and continuous rain during the rainy season, which this year was delayed, have increased water availability for operations. While the mining rate is increasing during commissioning, both mined ore and stockpiled ore will be processed. The Company has accumulated a sufficient stockpile during the period pending sufficient water in storage for a significant portion of the commissioning period.

C1 Santa Luz is an open pit and potential underground operation with expected annual production of approximately 100,000 gold ounces, although only a portion of that would be produced in 2013.

Pilar, Brazil

Construction progress is on schedule with commissioning expected to begin in mid-2013 with completion of commissioning expected by the end of 2013. As at March 31, 2013, mine and plant were over 85% complete. Underground development at Pilar continued to progress and reached a total length of more than 11,000 metres. Underground development and work on a feasibility study also continued at Caiamar during the quarter.  The ore from this satellite deposit is expected to be processed at Pilar with the higher grades offsetting the additional transportation costs. Additionally, the Company has elected to take Maria Lazarus through the development cycle on an expedited basis given exploration drilling results to date. The drilling program at Maria Lazarus is intended to increase and upgrade mineral resources.

Annual production from the mine is estimated to be 120,000 ounces of gold.

Cerro Moro, Argentina

Cerro Moro hosts an initial indicated mineral resource of 1.95 million GEO and an inferred mineral resource of 490,000 GEO.

The Company has engaged in pre-development work by way of starting a production ready decline targeting the largest of the known ore bodies, Escondida.  In addition to providing flexibility to advance the timeline for development, this pre-development work would provide a platform for further exploration work and permit access to the ore body, providing greater certainty and knowledge of its physical properties and grade continuity.  Technical and trade-off studies have been completed which support continuation to a feasibility level study for the project.  Based on these studies, the feasibility study will consider a mine plan combining both open-pit (30%) and underground (70%) mining operations to sustain a process plant with a throughput rate of approximately 1,000 tonnes per day and an expected recovery of approximately 200,000 GEO per annum.  The feasibility study is expected to be completed sometime in 2014.  Depending on the outcome of the studies and subsequent construction decision, production should begin in 2016.

Initial capital costs are expected to be below $400 million and operating costs are expected to be below $450 per ounce.

EXPLORATION

The Company is committed to developing its future based on its exploration successes and organic growth with programs targeting mineral reserve growth and mineral resource discovery in addition to development projects and discoveries at existing operations.

The 2013 exploration program is focused on increasing the Company’s mineral reserves and mineral resources, accelerating the development of new discoveries such as Jordino and Maria Lazarus at Pilar, the extension of Pampa Augusta Victoria and the definition of a new discovery at El Peñón, the expansion of high grade mineral resources at Jacobina, the delineation and expansion of Corpo Sul at Chapada, the delineation and expansion of QDD Lower West at Gualcamayo and the development of several greenfield projects with the potential to be brought into the Company’s project pipeline, enhancing present and future asset values. The Company also continues its exploration and evaluation activities at Cerro Moro, the advanced exploration stage project obtained through the acquisition of Extorre Gold Mines Limited in August 2012.

The following is a summary of the exploration and evaluation expenditures for the current year and comparative years.

	Three months ended
(in millions of Dollars)	March 31, 2013	March 31, 2012
Exploration and evaluation capitalized (i)	$17.0	$10.7
Exploration and evaluation expensed (ii)	6.9	13.2
Total exploration and evaluation	$23.9	$23.9
______________________________

(i)
Capitalized exploration and evaluation costs are reflected in the condensed consolidated interim balance sheet, property, plant and equipment as part of the additions to mining property costs not subject to depreciation for near-mine exploration and tangible exploration and evaluation assets with probable future economic benefits.

(ii)	Expensed exploration and evaluation costs are reported in the condensed consolidated interim statements of operations.

The following summary highlights key updates from the exploration and development program at the Company since the end of the fourth quarter of 2012.

Ernesto/Pau-a-Pique, Brazil

Exploration activities are expected to include 11,000 metres of diamond drilling that will extend the Ernesto deposit down plunge and define mineral resources at adjacent satellite deposits.  Drilling commenced in February 2013 and to date, 2,634 metres of drilling has been completed in 11 drill holes.

Pilar, Brazil

During the first quarter, 14 drill holes were completed on the northern extension of Maria Lazarus.  The wide spaced drilling is being completed to extend the mineral resource outlined in 2012 and the results to date show that mineralization extends at least 4,000 metres further north.  The drill program in 2013 is designed to increase the inferred mineral resource at Maria Lazarus and to locally upgrade inferred mineral resources to the indicated mineral resource category.  A total of 12,000 metres of diamond drilling is planned for 2013.  The majority of the drilling will be completed at Maria Lazarus.

Chapada, Brazil

In 2013, drilling will focus on the Corpo Sul, North Mine and Taquarucu targets at Chapada.  The exploration program includes approximately 38,500 meters of drilling.  In the first quarter, 53 drill holes were completed totaling approximately 11,000 metres.  Some of the drilling was completed for geotechnical purposes to support the development of the new Corpo Sul pit.

El Peñón, Chile

Drilling at Dorada West has outlined mineralization along a strike length of approximately 1,000 metres and a dip length of 150 metres. The deposit remains open to the south and locally down dip. During 2013, approximately 100,000 metres of drilling will be completed at El Peñón as part of the exploration program.  The drilling will follow up on the success of 2012 and is expected to extend and define new mineral resources at Providencia and Dorada and also outline new mineral resources in the Fortuna Este area. Drilling commenced in early March 2013.

Cerro Moro, Argentina

A total of 51 drill holes have been completed in the first quarter 2013 totaling approximately 9,700 metres of diamond drilling.  The majority of drilling has been completed at the newly discovered Margarita vein located three kilometres north of the main mineralized veins of the Escondida vein system.  Drilling to date has established continuity of mineralization both along strike and to depth, and additional drilling is being completed to evaluate the size and grade potential of this new discovery.  Exploration at Cerro Moro will include 25,000 metres of diamond drilling.

Gualcamayo, Argentina

During the quarter, 14 diamond drill holes were completed at QDD Lower West.  The drilling is extending the known mineralization at Rodado and extending the deposit further to the southwest.  A total of 12,000 metres of drilling is contemplated for 2013 as part of an exploration plan that is expected to increase the size, scale and breadth of QDD Lower West.

Mercedes, Mexico

During the quarter, drilling totaled approximately 5,200 metres in 17 diamond drill holes.  All of the drilling is being completed at the Rey de Oro deposit with the intent of confirming and expanding the high grade deep mineralization discovered in 2012. Drilling has confirmed the presence of high-grade mineralization. The goal for 2013 is to convert Rey de Oro to a mineable mineral reserve.  The 2013 exploration plan includes 18,000 metres of diamond drilling.

8.    LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL COMMITMENTS

LIQUIDITY

During the first quarter of 2013, the Company continued to maintain a robust financial position and it expects its liquidity to remain strong through the availability of unused credit facilities and expected cash flows from operations which are impacted by higher forecast production levels. As at March 31, 2013, the Company had met all of the externally imposed capital requirements.

The following is a summary of liquidity and capital resources balances:

	As at
(in thousands of United States Dollars)	March 31, 2013	December 31, 2012
Cash	$342,596	$349,594
Trade and other receivables	$97,952	$175,297
Long-term debt	$860,509	$765,912
Working capital (i)	$261,246	$255,134
______________________________
(i)Working capital is defined as the excess of current assets over current liabilities.

Cash and cash equivalents as at March 31, 2013 of $342.6 million compared to $349.6 million as at December 31, 2012.  Cash and cash equivalents are comprised of cash at bank and bank term deposits the sources and uses of which, during the period, are explained below.

Trade and other receivables at the end of the quarter were $98.0 million compared with $175.3 million as at December 31, 2012. Gold sales are made at spot prices and receivables are settled in less than a month. Copper concentrate sales are made in accordance with certain smelter off-take agreements whereby provisional payments of approximately 90% are received within one to four weeks after shipping. Final assays and payment related to these sales are received approximately two to three months thereafter.

Working capital was $261.2 million as at March 31, 2013, and remained at about the same level as at December 31, 2012.

	Three months ended
(in thousands of United States Dollars of inflows/(outflows))	March 31, 2013	March 31, 2012
Cash flows from operating activities	$173,801	$287,902
Cash flows generated from operations before changes in non-cash working capital items	$214,219	$220,417
Cash flows from financing activities	$94,350	$282,181
Cash flows used in investing activities	$(275,452)	$(256,173)

CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operations after taking into effect changes in working capital items for the quarter ended March 31, 2013 were $173.8 million, compared to inflows of $287.9 million for the quarter ended March 31, 2012.

Changes in non-cash working capital items for the period ended March 31, 2013 were cash outflows of $40.4 million compared to inflows of $67.5 million for first quarter of 2012, mainly due to the unfavourable effect of decrease in payables due to timing of payments, partly offset by the favourable effect of the change of trade and other receivables related to Chapada concentrate receivables.

Cash flows generated from operations before changes in non-cash working capital items (a non-GAAP measure, see Section 13) were $214.2 million compared to $220.4 million in the same quarter for 2012 mainly due to lower earnings before tax, partly offset by higher positive adjustment for non-cash items related to mark-to-market on sales of concentrate, price adjustment on unsettled invoices, lower equity earnings and depletion, depreciation and amortization charges.

 CASH FLOWS FROM FINANCING ACTIVITIES

Cash flows from financing activities for the first quarter of 2013 were inflows of $94.4 million versus inflows of $282.2 million in the same quarter of 2012.  The decrease in cash flows from financing activities was mainly due to lower proceeds from notes payable and long-term liability in the current quarter and an increase in the quarterly dividends paid to $0.065 per share in the first quarter of 2013 versus $0.050 per share in the first quarter of 2012.

In the first quarter, Minas Argentinas S.A. ("MASA"), a wholly-owned subsidiary of the Company, entered into a 1-year $43.8 million loan facility agreement with Alumbrera. At March 31, 2013, MASA drew down $43.8 million against the facility. The principal drawn down bears interest at 2% per annum. The loan has been recorded in other financial liabilities.

CASH FLOWS USED IN INVESTING ACTIVITIES

Cash outflows for investing activities were outflows of $275.5 million for the quarter ended March 31, 2013, compared to cash outflows of $256.2 million. Cash flows used in investing activities mainly relate to expenditures on property, plant and equipment.

The following is a summary of capital expenditures including sustaining, expansionary and capitalized exploration and evaluation by mine, which represented the majority of the cash flows used in investing activities:

Three months ended March 31, (in thousands of United States Dollars)	2013	2012
BRAZIL
Chapada	$17,478	$29,498
Jacobina	11,856	9,295
Fazenda Brasileiro	5,400	5,474
Ernesto/Pau-a-Pique (i)	19,522	33,723
C1 Santa Luz (i)	30,155	27,357
Pilar (i)	24,097	32,370
CHILE
El Peñón	43,834	22,730
Minera Florida	18,363	45,520
Jeronimo	634	2,314
ARGENTINA
Gualcamayo	39,237	24,824
Cerro Moro (ii)	6,686	—
Agua Rica	85	169
Suyai	563	1,370
MEXICO
Mercedes	13,625	17,821
CANADA & OTHER	7,930	4,421
Total capital expenditures	$239,465	$256,886
______________________________

(i)	Net of movement in accounts payable.

(ii)	Includes cash consideration related to Cerro Moro on the acquisition of Extorre Gold Mines Limited.

CAPITAL RESOURCES

In order to maintain or adjust its capital structure, the Company may issue shares or debt securities, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. As of April 26, 2013, the total number of shares outstanding were 752.4 million, the total number of stock options outstanding were 1.5 million, the total number of DSUs outstanding were 2.2 million and the total number of RSUs outstanding were 2.2 million.

During the quarter, the Company declared a quarterly dividend to $0.065 per share.  Total dividend payments for the quarter were $48.9 million, representing a 33% increase over the dividends payments of $36.9 million in the first quarter of 2012.

The following table summarizes the weighted average common shares and dilutive equity instruments outstanding as at March 31, 2013:

(in thousands)	Equity instruments outstanding as at March 31, 2013	Dilutive equity instruments, three months ended March 31, 2012
Common shares	752,406	751,780
Options	1,531	407
RSUs	2,155	1,138
DSUs	2,153	—
	n/a	753,325
______________________________

(i)	The weighted average number of common shares excludes 914,060 anti-dilutive options.

CONTRACTUAL COMMITMENTS

Day-to-day mining, expansionary and sustaining capital expenditures as well as administrative operations give rise to contracts requiring agreed upon future minimum payments. Management is of the view that such commitments will be sufficiently funded by current working capital, future operating cash flows and available credit facilities which provide access to additional funds.

As at March 31, 2013, the Company is contractually committed to the following:

(in thousands of United States Dollars)	Within 1 year	Between 1 to 3 years	Between 3 to 5 years	After 5 years	Total
Mine operating/construction and service contracts and other	$431,784	$523,188	$54,792	$7,214	$1,016,978
Long-term debt principal repayments (i)	—	15,000	73,500	781,500	870,000
Decommissioning, Restoration and Similar Liabilities (undiscounted)	11,360	24,848	26,340	396,794	459,342
	$443,144	$563,036	$154,632	$1,185,508	$2,346,320
______________________________

(i)	Excludes interest expense.

9.    INCOME TAXES

The Company recorded an income tax expense of $53.2 million for the quarter ($54.2 million for the first quarter of 2012). The income tax provision reflects a current income tax expense of $52.2 million ($59.8 million for the first quarter of 2012) and a deferred income tax expense of $1.0 million ($5.6 million recovery for the first quarter of 2012). The expense reflects the current taxes incurred in the Company's Brazilian, Chilean, Argentinean and Mexican mines.

The Condensed Consolidated Interim Balance Sheet reflects recoverable tax installments in the amount of $8.6 million and an income tax liability of $22.4 million. Additionally, the balance sheet reflects a deferred tax asset of $107.0 million and a deferred tax liability of $2.1 billion.

The income tax provision is subject to a number of factors including the allocation of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets in some jurisdictions, foreign currency exchange movements, changes in tax laws and the impact of specific transaction and assessments.  Due to the number of factors that can potentially impact the effective tax rate, it is expected that the Company's effective tax rate will fluctuate in future periods.

The Company has elected, under IFRS, to record foreign exchange related to deferred income tax assets and liabilities and interest and penalties in the income tax expense, therefore, due to foreign exchange differences, the tax rate will fluctuate during the year with the change in the Brazilian Real, Argentinean Peso and Mexican Peso.  See Note 21 to the Condensed Consolidated Interim Financial Statements for a breakdown of the foreign exchange and interest and penalties charged to the income tax expense.

The adjusted tax rate for the first quarter of 2013 was 29.3% compared with an adjusted tax rate of 26.2% for the first quarter of 2012. In addition to the factors listed above, the increase in the rate also reflects higher taxes in Chile for the quarter compared to the first quarter of 2012.

10.    ECONOMIC TRENDS, RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous inherent risks as a result of the nature of the business, global economic trends as well as local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

The Company assesses and minimizes these risks by adhering to its internal risk management protocols which include the application of high operating standards empowering individuals and establishing processes to be able to identify, assess, report and monitor risk at all levels of the organization. Through careful management and planning of its facilities, hiring qualified personnel and developing a skilled workforce through training and development programs, the Company is able to generate shareholder value in a safe, resilient and responsible manner.

Below is a summary of the principal risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors more particularly described in the Company’s Annual Information Form for the period ended December 31, 2012. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Commodity Risk

The mining industry is highly dependent on commodity prices which are the result of the economic interplay of supply and demand. The profitability of the Company is directly related to the market prices of gold and copper and to a lesser extent, silver. A decline in the market prices for these precious metals could negatively impact the Company’s future operations.

Gold Price Three-Year Trend (Bloomberg: USD per ounce of gold)

For the quarter ended March 31, 2013, spot gold prices averaged $1,632 per ounce, or 3% lower, compared with $1,691 per ounce in the first quarter of 2012.

The lower gold price year-over-year has been driven by declining gold exchange traded fund (“ETF”) holdings during recent quarters. As equity markets in the United States have rebounded, investors have been reallocating gold ETF holdings to other equity investments, which has pressured the gold price. Furthermore, a slow recovery in the United States economy and improving labour markets has created uncertainty as to the continued pace of monetary stimulus by the United States Federal Reserve. Previously, their three tranches of quantitative easing (“QE”) programs had been a driver of higher gold prices. Despite rebounding physical demand for gold and continued central bank support the gold price has moved lower on the back of reduced ETF holdings and diminished investor interest.

During April 2013, the gold price moved sharply lower to an intra-day level of $1,321 per ounce as speculative activity in the gold market moved decidedly to a net short position and ETF holdings were reduced. The drop in the gold price was also influenced by rumours that Cyprus was considering the sale of its excess gold reserves and by several banks lowering their outlook for gold prices on the expectation of reduced QE stimulus in the United States and a benign inflation outlook. The drop in the gold price has prompted record physical demand for gold, most notably in China and India.

The Company has not hedged any of its gold sales.

Copper Price Three-Year Trend (Bloomberg: USD per pound of copper)

For the quarter ended March 31, 2013, spot copper prices averaged $3.60 per pound, representing a decrease of 5% compared with $3.78 per pound from in 2012.

Copper prices have recently been driven by tight supply/demand fundamentals and steady appetite from emerging markets, mainly China. However, currently marginal growth in the developed world has been a challenge to the copper price along with weaker demand from investors. Increasing global copper inventory levels and the prospect of excess supply in the near to mid-term has been a headwind to the copper price.

The Company periodically uses forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales.

Currency Risk

Conducting exploration, development and production operations in Latin America exposes the Company to currency risk. The Company’s revenues are denominated in United States Dollars (USD).  However, the Company’s operating expenses are incurred in United States Dollars, Brazilian Reais (BRL), Chilean Pesos (CLP), Argentine Pesos (ARG), Mexican Pesos (MXN) and to a lesser extent in Canadian Dollars (CAD). Accordingly, fluctuations in the exchange rates can significantly impact the results of operations.

The following summarizes the movement in key currencies vis-à-vis the United States Dollar:

105%
100%
95%
90%
85%
80%
75%
70%
65%
Apr-11
May-11
Jun-11
Jul-11
Aug-11
Sep-11
Oct-11
Nov-11
Dec-11
Jan-12
Feb-12
Mar-12
Apr-12
May-12
Jun-12
Jul-12
Aug-12
Sep-12
Oct-12
Nov-12
Dec-12
Jan-13
Feb-13
Mar-13
Brazilian Real
Chilean Peso
Argentinian Peso
Mexican Peso
Canadian Dollar

Average and Period-end Market Exchange Rates

Three months ended March 31,	2013	2012	Variance
Average Exchange Rate
USD-CAD	1.0013	1.0067	-0.5%
USD-BRL	1.9951	1.7672	12.9%
USD-ARG	4.9752	4.3289	14.9%
USD-CLP	474.7613	493.5769	-3.8%
USD-MXN	12.7006	13.1287	-3.3%

	March 31, 2013	December 31, 2012	Variance	March 31, 2011	Variance
Period-end Exchange Rate
USD-CAD	1.0176	0.9921	2.6%	1.0213	-0.4%
USD-BRL	2.0225	2.0435	-1.0%	1.8758	7.8%
USD-ARG	5.1225	4.9155	4.2%	4.3000	19.1%
USD-CLP	472.9000	479.2000	-1.3%	519.5500	-9.0%
USD-MXN	12.3608	12.8533	-3.8%	13.9357	-11.3%

The Company entered into forward contracts to economically hedge against the risk of an increase in the value of the Brazilian Real versus the United States Dollar. Currency contracts totaling 1,337.2 million Reais at an average rate of 2.15 Reais to the United States Dollar have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates for 2013 through to 2015.

The Company also entered into forward contracts to economically hedge against the risk of an increase in the value of the Mexican Pesos versus the United States Dollar. Currency contracts totaling 338.0 million Pesos at an average rate of 13.32 Pesos to the United States Dollar have been designated against forecast Pesos denominated expenditures as a hedge against the variability of the United States dollar amount of those expenditures caused by changes in the currency exchange rates for 2013 through to 2015.

The currency hedge has been accounted for as a cash flow hedge with the effective portion taken to other comprehensive income and the ineffective portion taken to income. Although the currency hedging program has provided additional cash flow over the years in excess of $100 million, the value of the program can become negative in a short period of time due to the volatility of foreign currency relative to the dollar.

The following table summarizes the details of the currency hedging program as at March 31, 2013:

(Quantities in thousands)	Brazilian Real			Mexican Peso
Year of Settlement	Brazilian Real Notional Amount	Weighted Average Contract Rate	Market rate as at March 31, 2013	Year of Settlement	Mexican Peso Notional Amount	Contract Fixed Rate	Market rate as at March 31, 2013
2013	334,764	2.0969	2.0225	2013	117,000	13.3200	12.3608
2014	483,360	2.0677	2.0225	2014	156,000	13.3200	12.3608
2015	519,048	2.2828	2.0225	2015	65,000	13.3200	12.3608
	1,337,172	2.1495	2.0225		338,000	13.3200	12.3608

Interest Rate Risk

The Company is exposed to interest rate risk on its variable rate debt. Monetary policy by central banks in the countries in which the Company operates have maintained interest rates relatively low to avoid a relapse of the credit crisis and incentivize economic growth. At March 31, 2013, the Company’s long-term debt was carried at fixed rates, hence there is limited market risk arising from fluctuations in floating interest rate.

Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash, cash equivalents and trade and other receivables, credit risk is represented by the carrying amount on the balance sheet. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk through the implementation of its Capital Management Policy by spreading the maturity dates of derivatives over time, managing its capital expenditures and operation cash flows, and by maintaining adequate lines of credit.

Investment Risk

Investment risk is the risk that a financial instrument’s value will deviate from the expected returns as a result of changes in market conditions, whether those changes are caused by factors specific to the individual investment or factors affecting all investments traded in the market. Although the factors that affect investment risk are outside the Company’s control, the Company mitigates investment risk by limiting its investment exposure in terms of total funds to be invested and by being selective of high quality investments.

Foreign Operations and Political Risk

The Company holds mining and exploration properties in Brazil, Argentina, Chile and Mexico exposing it to the socioeconomic conditions as well as the laws governing the mining industry in those countries. Inherent risks with conducting foreign operations include, but are not limited to, high rates of inflation; military repression; war or civil war; social and labour unrest; organized crime and hostage taking which cannot be timely predicted and could have a material adverse effect on the Company’s operations and profitability. The governments in those countries are currently generally supportive of the mining industry but changes in government laws and regulations including taxation, royalties, the repatriation of profits, restrictions on production, export controls, changes in taxation policies, environmental and ecological compliance, expropriation of property and shifts in the political stability of the country could adversely affect the Company’s exploration, development and production initiatives in these countries.

In efforts to tighten capital flows and protect foreign exchange reserves, the Government of Argentina issued foreign exchange resolutions with respect to export revenues that resulted in a temporary suspension of export sales of concentrate at Alumbrera during the second quarter of 2012 as management evaluated how to comply with the new resolution. The Government of Argentina subsequently announced amendment to the foreign exchange resolution extending the time for exporters to repatriate net proceeds from export sales enabling Alumbrera to resume exports in July 2012. The Government of Argentina has also introduced certain protocols relating to the importation of goods and services and providing where possible for the substitution of Argentine produced goods and services. During 2012, Alumbrera was unable to obtain permission to repatriate dividends although certain accommodations have since been made to permit distribution of profits from Argentina. Discussion between the joint venture and the Argentine government on approval to remit dividends are ongoing. The Company continues to monitor developments and policies in all its jurisdictions and the impact thereof to its operations.

As Brazil intends to introduce a new mining law in 2013, it is expected that full operational permits will be granted under the new Brazilian mining law for projects currently in construction or ramping up. While applicable governmental departments have provided assurances that provisional permits will continue to be issued to minimize the potential impact if the mining law is not passed within a reasonable and foreseeable timeframe, there will be an impact on new Brazilian mining projects if provisional permits are not issued or the new mining law is not passed. Ernesto/Pau-a-Pique has been granted a temporary provisional permit pending passage of the new legislation. The Company anticipates similar treatment for other development projects in Brazil.

In Mexico, a bill has been submitted to the Mexican congress regarding the decree to reform and add certain provisions to the Mining and Fiscal Coordination Laws. The proposal submitted through this bill focuses on creating an obligation for mining concession holders whose mines are currently in production, which consists of a compensation payment equal to 5% of the amount by applying the regular and other deductions allowed by the Income Tax Law (LISR) to the taxable revenues generated by the mining company, while excluding interest, taxes and amortization. This amount is deductible for income tax purposes which would bring the effective rate of the tax to approximately 3.6%. The Company has determined this to be approximately 2.2% on a net smelter royalty ("NSR") basis. The bill also proposes to continue the payment of duties by hectare by differentiating nonproductive mining concessions.

Consistent with its risk management protocol, to mitigate land title risks, the Company makes no commitments and does not undertake exploration without first determining that necessary property rights are in good standing. However, despite the Company’s best efforts, land title may still be affected by undetected defects.

Health, Safety and Environmental Risk

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and or material damage to the environment and Company assets. The impact of such accidents could affect the profitability of the operations, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer. Yamana has rigorous procedures in place to manage health and safety protocols in order to reduce the risk of occurrence and the severity of any accident and is continually investing time and resources to enhance health and safety at all operations.

The Company’s operations are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which the Company operates. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, the Company may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities. The Company mitigates this risk by performing certain reclamation activities concurrent with production.

Environmental liability may result from mining activities conducted by others prior to the Company’s ownership of a property. To the extent Yamana is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on the Company. Should the Company be unable to fully fund the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which may have a material adverse effect. The Company mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of its high operating standards as dictated by the Yamana management system.

The Company has insurance policies in place to cover accidents and business interruption and regularly monitors the adequacy of such policies.

Energy Risk

The Company consumes energy in mining activities, primarily in the form of diesel fuel, electricity and natural gas. As many of the Company’s mines are in remote locations and energy is generally a limited resource, the Company faces the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy may not be available. The Company manages this risk by means of long-term electricity agreements with local power authorities and inventory control process on consumables including fuel. Many of the mines have on-site generator sets as back-up to mitigate the anticipated and unanticipated interruptions from the energy providers. Furthermore, the Company’s operations are continually improved to reduce input costs and maximize output.

Nature and Climatic Condition Risk

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company's production and profitability. No assurances can be given that unanticipated adverse geotechnical and hydrological conditions, such as landslides, droughts and pit wall failures, will not occur in the future or that such events will be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company's control, such as severe weather and considerable rainfall, which may lead to periodic floods, mudslides, wall instability and seismic activity, which may result in slippage of material.

Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company's projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company's results of operations and financial position.

11.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the Condensed Consolidated Interim Financial Statements of the Company.

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into by the plaintiff.  The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  On August 22, 2008, the National Commercial Court No. 8 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment and a decision of the appellate court is pending. While the Company continues to consider that the plaintiff’s allegations are unfounded and has been advised by its Argentine counsel that the appeal is unlikely to be successful; the outcome is not certain. There is no assurance that the Company will be wholly successful in confirming the first-instance judgment at appellate courts. There have not been any significant developments on this matter during the current quarter.

In December 2012, the Company received an assessment from the Brazilian federal tax authorities disallowing certain deductions relating to debentures for the periods 2007-2010. The Company believes these debentures were issued on commercial terms permitted under applicable laws and as such, the Company believes that the assessment has no merit and is challenging same.

12.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 5 to the Company's annual consolidated financial statements for the year ended December 31, 2012, respectively, and the significant accounting policies applied in Note 3 to the condensed consolidated interim financial statements for the quarter ended March 31, 2013.

In preparing the consolidated financial statements in accordance with the IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company's consolidated financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgements and key sources of estimation uncertainty in the application of accounting policies during the first quarter of 2013 were the same as those disclosed in Note 4 to the Company's annual consolidated financial statements for the year ended December 31, 2012.

13.    NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” to supplement its condensed consolidated interim financial statements, which are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CASH COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operations. Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs. Cash costs are computed on a co-product, by-product and all-in sustaining basis.

Cash costs per gold equivalent ounce on a by-product basis is calculated by applying zinc and copper net revenue as a credit to the cost of gold production and as such the by-product gold equivalent ounce cash costs are impacted by realized zinc and copper prices. These costs are then divided by gold equivalent ounces produced. Gold equivalent ounces are determined by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production.

Cash costs on a co-product basis are computed by allocating operating cash costs to metals, mainly gold and copper, based on an estimated or assumed ratio. These costs are then divided by gold equivalent ounces produced and pounds of copper produced to arrive at the cash costs of production per gold equivalent ounce and per pound of copper, respectively. Production of zinc is not considered a core business of the Company; therefore, the net revenue of zinc is always treated as a credit to the costs of gold production.

Effective 2013, the Company is adopting an all-in sustaining cash costs measure, which seeks to represent total sustaining expenditures of producing gold equivalent ounces from current operations, including by-product cash costs, mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation and exploration and evaluation expense. As such, it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, our calculation of all-in sustaining cash costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. This performance measure has no standard meaning and is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP.

Cash costs per gold equivalent ounce and per pound of copper are calculated on a weighted average basis.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-

GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Per Gold Equivalent Ounce (“GEO”)

The following tables provide a reconciliation of cost of sales per the condensed consolidated interim financial statements to (i) Co-product cash costs per GEO, (ii) Co-product cash costs per pound of copper, and (iii) By-product cash costs per GEO.

Reconciliation of cost of sales per the condensed consolidated interim financial statements to co-product cash costs per GEO:

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended March 31,	2013	2012	2013	2012
Cost of sales (i) (iii)	$230,741	$191,842	$827	$712
Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(44,728)	(41,699)	(160)	(155)
Treatment and refining costs (“TCRC”) related to Chapada gold	1,253	716	4	3
Inventory movements and adjustments	(12,790)	(2,312)	(46)	(9)
Commercial, overseas freight and other costs	(9,204)	(7,180)	(33)	(27)
Total GEO co-product cash costs (excluding Alumbrera)	$165,272	$141,367	$592	$524
Minera Alumbrera (12.5% interest) GEO cash costs	3,257	3,135	396	337
Total GEO co-product cash costs (iii)	$168,529	$144,502	$587	$518
Commercial GEO produced excluding Alumbrera	278,981	269,515
Commercial GEO produced including Alumbrera	287,203	278,832
_____________________________

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value has been 80/75% copper and 20/25% gold. TCRC’s are defined as treatment and refining charges.

(iii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

Reconciliation of cost of sales per the condensed consolidated interim financial statements to co-product cash costs per pound of copper:

Copper	In thousands of United States Dollars		United States Dollars per pound of copper
For the three months ended March 31,	2013	2012	2013	2012
Cost of sales (i) (iii)	$230,741	$191,842	$8.43	$6.33
Adjustments:
GEO related cash costs (excluding related TCRC’s) (ii)	(164,020)	(140,651)	(6.00)	(4.64)
Treatment and refining costs (“TCRC”) related to Chapada copper	7,254	4,083	0.27	0.14
Inventory movements and adjustments	(12,790)	(2,312)	(0.46)	(0.08)
Commercial, overseas freight and other costs	(9,204)	(7,180)	(0.34)	(0.24)
Total copper co-product cash costs (excluding Alumbrera)	$51,981	$45,782	$1.90	$1.51
Minera Alumbrera (12.5% interest) copper cash costs	15,084	14,848	2.40	1.85
Total copper co-product cash costs (iii)	$67,065	$60,630	$1.99	$1.58
Commercial copper produced excluding Alumbrera (millions of lbs)	27.4	30.0
Commercial copper produced including Alumbrera (millions of lbs)	33.6	38.3
______________________________

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value has been 80/75% copper and 20/25% gold. TCRC’s are defined as treatment and refining charges.

(iii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

Reconciliation of Cost of Sales per the condensed consolidated interim financial statements to by-product cash costs per GEO:

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended March 31,	2013	2012	2013	2012
Cost of sales (i)	$230,741	$191,842	$827	$712
Adjustments:
Chapada treatment and refining costs related to gold and copper	8,507	4,799	30	18
Inventory movements and adjustments	(12,790)	(2,312)	(46)	(9)
Commercial, overseas freight and other costs	(9,204)	(7,180)	(33)	(27)
Chapada copper revenue including copper pricing adjustment	(104,980)	(93,793)	(375)	(348)
Total GEO by-product cash costs (excluding Alumbrera)	$112,274	$93,356	$403	$346
Minera Alumbrera (12.5% interest) by-product cash costs	(2,490)	(11,830)	(303)	(1,270)
Total GEO by-product cash costs (i)	$109,784	$81,526	$383	$292
Commercial GEO produced excluding Alumbrera	278,981	269,515
Commercial GEO produced including Alumbrera	287,203	278,832
______________________________

(i)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

Components of all-in cash costs per GEO:

For the three months ended December 31,	2013
Total GEO by-product cash costs	$383
General and administrative, excluding share-based compensation	107
Sustaining capital expenditures	341
Exploration and evaluation expense	25
Total GEO all-in sustaining cash costs	$856
Commercial GEO produced including Alumbrera	287,203

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on commodity derivatives, (e) impairment losses and reversals, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains) losses on share-purchase warrants, (h) write-down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. Reconciliation of Adjusted Earnings to net earnings is provided in Section 5.1, Overview of Financial Results for the three months ended March 31, 2013.

ADDITIONAL MEASURES

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•	Gross margin - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization.

•	Mine operating earnings - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.

•	Operating earnings - represents the amount of earnings before net finance income/expense and income tax expense.

•
Cash flows generated from operations before changes in non-cash working capital — excludes the non-cash movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because gross margin excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), Cash flows generated from operations before changes in non-cash working capital excludes the non-cash movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

14.    SELECTED QUARTERLY FINANCIAL AND OPERATING SUMMARY

	March 31,	December 31,	September 30,	June 30,
(in thousands of United States Dollars, unless otherwise noted)	2013	2012	2012	2012
Financial results
Revenues (i)	$534,873	$629,505	$611,807	$535,705
Mine operating earnings	$208,009	$322,082	$279,158	$239,896
Net earnings	$102,096	$169,161	$59,965	$42,913
Adjusted earnings (ii)	$116,980	$197,368	$177,588	$134,887
Cash flows from operating activities	$173,801	$367,881	$363,059	$139,213
Cash flows generated from operations before changes in non-cash working capital items (ii)	$214,219	$298,064	$285,696	$240,767
Cash flows to investing activities	$(275,452)	$(375,544)	$(619,134)	$(247,177)
Cash flows from (to) financing activities	$94,350	$(44,467)	$(42,678)	$(48,636)
Per share financial results
Earnings per share
Basic	$0.14	$0.23	$0.08	$0.06
Diluted	$0.14	$0.22	$0.08	$0.06
Adjusted earnings per share (ii)
Basic and diluted	$0.16	$0.26	$0.24	$0.18
Financial position
Cash and cash equivalents	$342,596	$349,594	$400,419	$698,884
Total assets	$11,806,864	$11,800,163	$11,495,917	$11,190,392
Total long-term liabilities	$3,269,266	$3,269,266	$3,248,086	$3,150,730
Production
Commercial GEO produced (iii)	287,203	321,716	308,629	288,700
Commissioning GEO produced (iii)(iv)	4,109	1,274	1,861	—
Total GEO produced (iii)	291,312	322,990	310,490	288,700
By-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	$383	$198	$201	$244
Co-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	$587	$517	$531	$536
Chapada concentrate production (tonnes)	49,591	72,518	70,151	71,801
Chapada copper contained in concentrate production (millions of lbs)	27.4	40.5	39.4	40.4
Chapada co-product cash costs per pound of copper	$1.90	$1.38	$1.38	$1.34
Alumbrera (12.5% interest) attributable concentrate production (tonnes)	11,260	14,669	17,830	18,492
Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of lbs)	6.3	8.5	10.4	10.5
Alumbrera co-product cash costs per lb of copper (ii)	2.40	2.15	1.92	1.41
Gold Equivalent Ounces Breakdown
Total gold ounces produced	248,239	276,373	266,374	242,692
Total silver ounces produced (millions of ounces)	2.2	2.3	2.2	2.3
Sales
Total GEO sales	292,039	317,615	315,972	271,683
Total gold sales (ounces)	248,766	272,524	271,380	226,521
Total gold sales, excluding Alumbrera (ounces)	241,259	258,978	252,814	223,279
Chapada concentrate sales (tonnes)	55,826	69,589	69,694	71,656
Chapada payable copper contained in concentrate sales (millions of lbs)	29.1	37.3	37.1	37.4
Total silver sales (millions of ounces)	2.2	2.3	2.2	2.3
Average realized gold price per ounce (i)	$1,620	$1,692	$1,680	$1,605
Average realized copper price per pound (i)	$3.58	$3.54	$3.54	$3.60
Average realized silver price per ounce (i)	$29.81	$31.37	$30.76	$26.93

	March 31,	December 31,	September 30,	June 30,
(in thousands of United States Dollars)	2012	2011	2011	2011
Financial results
Revenues (i)	$559,745	$568,754	$555,211	$573,283
Mine operating earnings	$280,134	$296,759	$272,163	$292,488
Net earnings	$170,025	$89,599	$115,766	$194,681
Adjusted earnings (ii)	$184,306	$184,242	$190,265	$186,181
Cash flows from operating activities	$287,902	$338,850	$342,268	$315,766
Cash flows generated from operations before changes in non-cash working capital items (ii)	$220,417	$320,434	$330,522	$331,038
Cash flows to investing activities	$(256,173)	$(315,505)	$(210,843)	$(204,408)
Cash flows (to) from financing activities	$282,181	$(38,415)	$(60,414)	$(56,836)
Per share financial results
Earnings per share
Basic and diluted	$0.23	$0.12	$0.16	$0.26
Adjusted earnings per share (ii)
Basic and diluted	$0.25	$0.25	$0.26	$0.25
Financial position
Cash and cash equivalents	$867,577	$550,438	$570,489	$520,863
Total assets	$11,238,213	$10,769,940	$10,552,031	$10,588,801
Total long-term liabilities	$3,117,393	$2,783,786	$2,794,933	$2,835,027
Production
Commercial GEO produced	$269,873	268,480	279,274	278,737
Commissioning GEO produced	$8,959	8,438	—	—
Total GEO produced (iii)	$278,832	276,918	279,274	278,737
By-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	$292	$174	$94	$(80)
Co-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	$518	$486	$468	$451
Chapada concentrate production (tonnes)	$53,665	81,396	74,312	72,350
Chapada copper contained in concentrate production (millions of lbs)	$30.3	45.4	41.4	40.8
Chapada co-product cash costs per pound of copper	$1.51	$1.20	$1.45	$1.32
Alumbrera (12.5% interest) attributable concentrate production (tonnes)	$14,149	10,691	16,337	16,123
Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of lbs)	$8.0	6.2	9.5	9.3
Alumbrera co-product cash costs per lb of copper (ii)	$1.85	2.59	1.58	1.54
Gold Equivalent Ounces Breakdown
Total gold ounces produced	$234,532	231,670	230,986	232,138
Total silver ounces produced (millions of ounces)	$2.2	2.3	2.4	2.3
Sales
Total GEO sales	$281,721	272,491	277,528	274,293
Total gold sales (ounces)	$236,990	228,539	226,157	232,743
Total gold sales, excluding Alumbrera (ounces)	$228,763	218,830	214,980	220,376
Chapada concentrate sales (tonnes)	$52,765	81,436	73,417	80,330
Chapada payable copper contained in concentrate sales (millions of lbs)	$27.3	43.6	38.7	41.6
Total Silver sales (millions of ounces)	$2.2	2.2	2.6	2.1
Average realized gold price per ounce (i)	$1,696	$1,670	$1,697	$1,509
Average realized copper price per pound (i)	$3.73	$3.36	$3.98	$4.22
Average realized silver price per ounce (i)	$32.94	$31.29	$37.52	$37.76
______________________________

(i)	Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales. Realized prices reflect continuing operations.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis of Operations and Financial Condition.

(iii)
Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an assumed silver to gold ratio of 50:1, for presentation purposes only. The assumed silver to gold ratio was 55:1 for 2011 and prior periods.

(iv)	Including commissioning gold ounces from Mercedes (Q4 2011 to Q1 2012) and Minera Florida's tailings retreatment project (Q3 2012 to Q4, 2012).

15.    DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.  The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•
providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended March 31, 2013, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between March 31, 2013 and December 31, 2012 and results of operations for the periods ended March 31, 2013 and March 31, 2012.

This Management’s Discussion and Analysis has been prepared as of April 30, 2013. The condensed consolidated interim financial statements prepared in accordance with IFRS as issued by the IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the annual audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2012 (collectively the “Financial Statements”). You are encouraged to review the financial statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2012 and the most recent Annual Information Form for the year ended December 31, 2012 on file with the Securities Commissions of all of the provinces in Canada, which are included in the 2012 Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in United States Dollars, unless otherwise specified.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the expected production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso and the Mexican Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to non-core mine disposition, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed for the year ended December 31, 2012 with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F for the year ended December 31, 2012 filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2012 and other continuous disclosure documents filed by the Company since January 1, 2013 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”).  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

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